Exhibit 3.1(b)

SECOND CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AEON BIOPHARMA, INC.,

a Delaware corporation

AEON Biopharma, Inc., a Delaware corporation (the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State of the State on April 19, 2017, as amended December 18, 2019 (the “Certificate of Incorporation”), directing that said amendment be submitted to the stockholders of the Corporation for consideration. The resolution setting forth the proposed amendment is as follows:

RESOLVED FURTHER, that paragraph B.1(a) of Article IV of the Certificate be amended and restated in its entirety to read as follows:

1.	Dividend Provisions.

(a) The holders of shares of Series B Preferred Stock shall be entitled to receive dividends, out of any monies of this Corporation legally available therefor, on a pari passu basis and prior and in preference to any declaration or payment of any dividend (payable only in respect of distributed cash) on the Series A Preferred Stock, or Common Stock of this Corporation, at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. The holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any monies of this Corporation legally available therefor, on a pari passu basis and prior and in preference to any declaration or payment of any dividend (payable only in respect of distributed cash) on the Common Stock of this Corporation, at the applicable Dividend Rate, payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. Declared but unpaid dividends with respect to a share of Preferred Stock shall, upon conversion of such share to Common Stock, be paid to the extent any monies of this Corporation are legally available therefor in cash. The holders of the outstanding Series A Preferred Stock or Series B Preferred Stock can waive any dividend preference that they shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of at least a majority of the shares of Series A Preferred Stock or Series B Preferred Stock, voting separately as a single class (as applicable) then outstanding, voting on an as-converted-to-Common-Stock-basis determined by using the applicable initial Conversion Prices (as set forth in Section B.4(a) and as subsequently adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Preferred Stock) (the “Preferred Majority”). For purposes of this Section B.1(a), “Dividend Rate” shall mean $0.4382 per calendar year for each share of Series A Preferred Stock and $0.5847768 per calendar year for each share of Series B Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such shares).

After payment of such dividends (if any), any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series A Preferred Stock and Series B Preferred Stock were converted to Common Stock pursuant to Section B.4 at the applicable Conversion Price (as defined in Section B.4(a)(iii)).

RESOLVED FURTHER, that Section B.4(b)(i) of Article IV of the Certificate be amended and restated in its entirety to read as follows:

(b)	Automatic Conversion.
(i)

Each share of Preferred Stock shall automatically be converted into shares of Common Stock based on the applicable Conversion Price at the time in effect (except as set forth in Section B.4(b)(ii) below) upon the earlier of (A) immediately prior to the Corporation’s closing, and conditioned upon such closing, of the sale of Common Stock in an underwritten public offering pursuant to a registration statement on Form S-l under the Securities Act of 1933, as amended (the “Securities Act”) at a public offering price of not less than (x) $7.3097 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Common Stock) minus (y) the fair market value of the per unit membership interest of Alphaeon 1 LLC as determined by the Board of Directors in good faith (the “A-1 Per Unit Price”), and yielding net proceeds (after discounts and commissions) to the Corporation of at least $50 million (a “Qualified Public Offering”), or (B) on the date specified by affirmative vote at a meeting or by written consent, as provided by law, from the Preferred Supermajority.

RESOLVED FURTHER, that the definition of “Series A Original Issue Price” be amended in its entirety to read as follows: “Series A Original Issue Price” shall mean (i) $5.4779 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such shares) minus (ii) the A-1 Per Unit Price.

RESOLVED FURTHER, that the definition of “Series B Original Issue Price” be amended in its entirety to read as follows: “Series B Original Issue Price” shall mean (i) $7.3097 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such shares) minus (ii) the A-l Per Unit Price.

SECOND: That thereafter, the holders of the necessary number of shares of capital stock of the Corporation gave their written consent in favor of the foregoing amendment in accordance with the provisions of Section 228 of the DGCL.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

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IN WITNESS WHEREOF, AEON Biopharma, Inc. has caused this Certificate of Amendment to be signed this 8th day of January, 2020.

/s/ Vikram Malik
Vikram Malik
Acting President